NOVAWEST SUPPL NovaWest Resources Inc.

RECEIVED

2007 JUL 10 P 3:44

07025087

News Release

For Immediate Release

Preliminary Prospectus Filed Regarding Spin-Off of Pro Minerals Inc. and IPO

Vancouver, Wednesday May 10th 2007, 10:00a.m. PT

Novawest Resources Inc.'s (TSXV – "NVE"; Frankfurt – "NWN") President Patrick D. O'Brien is pleased to announce that Novawest's wholly-owned subsidiary, Pro Minerals Inc. ("Pro Minerals"), has filed a preliminary prospectus (the "Preliminary Prospectus") with the securities commissions in British Columbia, Alberta and Ontario. Pro Minerals has received preliminary receipts from the three securities commissions and awaits their review and initial comments on the Preliminary Prospectus, which it expects shortly.

The filing of the Preliminary Prospectus by Pro Minerals was in connection with the previously announced Plan of Arrangement whereby Novawest will spin off six of its Ontario properties into Pro Minerals. Pro Minerals has applied to be listed on the TSX Venture Exchange (the "Exchange").

On the effective date (the "Effective Date") of the Plan of Arrangement, which date will be contemporaneous with the closing date of the initial public offering (the "IPO") of Pro Minerals upon receiving final Exchange approval of the IPO and the Plan of the Arrangement, Novawest will distribute one common share of Pro Minerals for every five Novawest shares held by Novawest shareholders and Pro Minerals will distribute one common share purchase warrant of Pro Minerals for every five Novawest warrants held by Novawest warrantholders. Completion of the above referenced Plan of Arrangement is subject to a number of conditions, including but not limited to, the Exchange's acceptance thereof.

The Exchange has not approved nor disapproved the contents of this press release.

PROCESSED

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

JUL 13 2007

THOMSON FINANCIAL

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. THIS NEWS RELEASE SHALL NOT CONSTITUITE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION. "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS NEWS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN OR IMPLIED HEREIN

7/11

Novawest will be focusing on the exploration and development of its Chibougamau Copper-Gold and Uranium Projects with an aggressive approach in the works. Novawest is currently carrying out an extensive staking and acquisition agenda at Chibougamau and will be advising its shareholders on these matters in the coming weeks. In the last week alone the company has added at least 115 sq kms of key additional claims to its existing Chibougamau holdings. Management is very encouraged by all the recent activity in the Chibougamau camp and is quite confident it has chosen a very good exploration area on which to build Novawest's next thrust.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

Suite 1000, The Marine Building, 355 Burrard Street, **Vancouver, British Columbia** Canada V6C 2G8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • **www.novawest.com** • novawest@novawest.com

NOVAWEST

NovaWest Resources Inc.

News Release

For Immediate Release

NOVAWEST COMPLETES SALE OF RAGLAN NICKEL-COPPER INTERESTS

- For Cash, Shares, Warrants, NSR and $2 million Exploration Commitment

Vancouver, BC - Wednesday, June 20th 2007, 12:01a.m. PDT

SUPPL

Novawest Resources Inc. (TSXV – "NVE"; Frankfurt – "NWN"), is pleased to announce that it has completed the sale of a 100% interest in its Raglan Assets to Goldbrook Ventures Inc. (TSXV – "GBK"). For its Raglan Interests Novawest received from Goldbrook $4 million in cash, 5 million common shares of Goldbrook, 2 million warrants to purchase an additional 2 million common shares of Goldbrook at $0.35 per share at any time within 5 years, a 1% Net Smelter Royalty on future production proceeds should any occur on any of the Raglan Interests that do not have an pre-existing Royalty obligation, and a guarantee of a minimum $2 million exploration program on the Interests to be carried out in summer 2007.

By way of Novawest's new share position in Goldbrook and its now enlarged Raglan holdings, Novawest's stakeholders continue to be serious participants in the future of the Raglan NI-Cu-PGE Camp.

Due largely to the early exploration carried out by Novawest at Raglan and the attention it brought the Raglan Camp, the Raglan Camp today is one of the most actively explored Ni-Cu-PGE camps in the world. The Novawest Board and management team would like to acknowledge and thank all of the explorationists that have worked with Novawest over the years in developing this Ni-Cu-PGE project into what it is today. Novawest would also like to congratulate to Mr. David Baker and his Goldbrook team for continuing to believe whole-heartedly in the potential of the Raglan Camp and Novawest will continue to support and applaud their determination and continued efforts at Raglan as they move the project forward.

Cont'd

END